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                                  EXHIBIT 99.1

                               CONSULTING CONTRACT

ABERDEEN CAPITAL STRATEGIES CORP. "ABR", of 700 West Pender Street, Vancouver, BC. V6C 1G8, hereby enters into a Consulting Agreement with LEADING-EDGE EARTH PRODUCTS, "LEEP" dated this first day of January 1999.

          "ABR's" mission is to introduce "LEEP" to potentially interested parties for the purpose of enlarging the public's awareness of the future opportunities that are offered by "LEEP".

The above will be obtained by "ABR" agreeing to provide "LEEP" with the following services:

                                    Section 1
Initial introduction of "LEEP" to potentially interested parties will be sent via E mail, fax or mail then followed upon a timely basis by telephone. "ABR" will mail their Corporate Overview of "LEEP" to potentially interested parties in Canada. "ABR" will assist "LEEP" in any way they can to accommodate and follow up via Email, Fax and telephone contact with any overflow that "LEEP" may experience from leads generated from the various forms of public exposure that "LEEP" may undertake form time to time. These leads will be forwarded to "ABR" by "LEEP". "ABR" will refer interested parties to management of "LEEP" with respect to:
         Sales of "LEEP" product
         Financing
         All other matters that "ABR" feels it is not qualified to address.

                                    Section 2
"ABR" agrees that all information provided to the public, either by electronic methods, written or verbally will be accurate corporate information that can be obtained from "LEEP's" news releases and any other corporate information as issued by "LEEP" and which fully complies with all current SEC rules and regulations.

                                    Section 3
"ABR" will undertake to accommodate third parties as agreed verbally between "LEEP" and "ABR". "LEEP" will advise "ABR" in a timely manner (15 days) as to termination of third parties and "ABR" will act accordingly.

                                    Section 4
The terms of this contract are for 1 (one) year from the above date, subject to a monthly performance review by "LEEP". Remuneration will be 10,000 shares of "LEEP", Rule 144 stock, per month, deposited to "ABR's" nominated account prior to the first day of each month plus expenses. Expenses:

These will include the cost of telephone calls, faxes and any other normal out of pocket expenses. The out of pocket expenses would be pre approved by "LEEP" prior to being incurred. For budgetary purposes telephone expenses will not exceed $500.00 per month. "ABR" agrees to accrue the phone and other expenses, if any, until "LEEP" can afford to pay (to a maximum of



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three (3) months only), however, this will be reviewed on a quarterly basis.
"ABR" will supply monthly itemized phone receipts to "LEEP".

The above is accepted and agreed to by:

Aberdeen Capital Strategies Corp.           Leading-Edge Earth Products, Inc.
(signed by John Williams)                   (signed by Grant C. Record)
Dated: January 1, 1999                      Dated: January 9, 1999



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